SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 25TH, 2016

DATE, TIME AND PLACE: July 25th, 2016, at 14h40, in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”), was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absence of Messrs. Mario Di Mauro and Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the Quarterly Information Report (“ITRs”) of the 2nd quarter of 2016, dated as of June 30th, 2016; (4) To acknowledge that Mr. Stefano De Angelis has taken office as Chief Executive Officer (“CEO”) of the Company and ratify the composition of its Board of Statutory Officers; (5) To acknowledge on the Agreements’ Approval Rules of the Company; and (6) To resolve on the supply of goods and/or services agreement to be entered between the subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda.

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on July 25th, 2016, in accordance with the report presented by Mr. Manoel Horacio, Chairman of the Compensation Committee.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on July 25th, 2016, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of CAE;

(3) Acknowledged on the Quarterly Information Report (“ITRs”) of the second quarter of 2016, dated as of June 30th, 2016 based on the information provided by the Company administration, by the independent auditors BDO RCS Auditores Independentes S.S. (“BDO”), and in accordance with the favorable reviews issued by the CAE and Fiscal Council of the Company. Such reports were subject to a limited revision by the independent auditors of the Company, BDO;

(4) Considering the permanent visa granted by the Coordenação Geral de Imigração do Ministério do Trabalho e Emprego, the Board of Directors acknowledged that Mr. Stefano De Angelis, Italian, RNE Nr. V403998-0, valid until December 31st, 2018, enrolled in CPF/MF under Nr. 059.567.317-10, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro, has taken office on July 20th, 2016 as Chief Executive Officer (“CEO”) of the Company, having the required terms of office and documents been presented;

(4.1) In view of the above, the Company’s Board of Statutory Officers shall be composed of 8 (eight) members: (i) Chief Executive Officer, Mr. Stefano de Angelis, Italian, married, Bachelor in Economics, bearer of the RNE nº V403998-0, enrolled with the CPF/MF under Nr. 059.567.317-10, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (ii) Chief Financial Officer, Mr. Guglielmo Noya, Italian, married, engineer, bearer of the RNE nº V561719-Y, enrolled with the CPF/MF under Nr. 060.808.117-58, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (iii) Chief Operating Officer, Mr. Pietro Labriola, Italian, divorced, administrator, bearer of the RNE nº G188964-B, enrolled with the CPF/MF under Nr. 074.053.501-35, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (iv) Purchasing & Supply Chain Officer, Mr. Daniel Junqueira Pinto Hermeto, Brazilian, married, electric engineer, bearer of the Identity Card Nr. 23.804.412-9, issued by SSP/SP, on October 31st, 1996, enrolled with the CPF/MF under Nr. 004.078.756-70, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (v) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole, Italian, married, Bachelor in Economics, bearer of the RNE nº V396929-V, enrolled with the CPF/MF under Nr. 059.292.237-50, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (vi) Investor Relations Officer, Mr. Rogério Tostes Lima, Brazilian, married, Bachelor in Administration, bearer of the Identity Card Nr. MG-4380990, issued by SSP/MG, , enrolled with the CPF/MF under Nr. 698.713.966-00, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (vii) Legal Officer, Mr. Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled with the CPF/MF under Nr. 846.062.237-15, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; and (viii) Chief Technology Officer, Mr. Leonardo de Carvalho Capdeville, Brazilian, married, electric engineer, bearer of the Identity Card Nr. 83.403-6, issued by SSP/ES, on August 27th, 1986, enrolled with the CPF/MF under Nr. 015.358.317-74, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro. All Board of Officers’ members will remain in the office until the first Board of Directors` meeting to be held after the Annual Shareholders` Meeting of the year 2018;

(4.2) In accordance with Article 22, single paragraph, of the Company’s By-laws, the Board of Directors, rectifies and ratifies the limits of the authority approved on the meeting held on May 11th, 2016 as follows: (i) Chief Executive Officer: full power and the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company up to the maximum amount of R$30.000.000,00 (thirty million Reais) per operation; (ii) Chief Financial Officer: full power and the authority to, acting individually, carry out any and all act and sign any and all document, related to the activities of the financial sector, including without limitation, contract financial and treasury operations, including loan granting, authorization and payments, transfers, investments and resource withdrawals, assignment and discount bonds, up to the maximum amount of R$ 30,000,000.00 (thirty million Reais) per operation; and (iii) Chief Operating Officer; Purchasing & Supply Chain Officer; Regulatory and Institutional Affairs Officer; Chief Technology Officer; Investor Relations Officer and Legal Officer: full power and the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation. The Officers have the power to grant powers of attorney, on behalf of the Company, up to the respective limits of authority set above and pursuant to the Company's Bylaws.

(5) Acknowledged on the Agreements’ Approval Rules of the Company in accordance to the material filed at the Company´s head offices; and

(6) Approved the supply of goods and/or services agreement to be entered between the subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda. in the amount of R$ 7,578,283.72 (seven million, five hundred and seventy-eight thousand, two hundred eighty-three Reais and seventy-two cents), considering CAE’ favorable opinion, on its meeting held on July 13th, 2016 and the material presented, which is filed at the Company's headquarters;

CLARIFICATIONS AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 25th, 2016.

JAQUES HORN
Secretary

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.